Exhibit (A)(1)(ix)

AMENDMENT NO. 1

TO

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING CLASS A ORDINARY SHARES INCLUDING CLASS A ORDINARY SHARES
REPRESENTED BY AMERICAN DEPOSITARY SHARES
OF

JUMEI INTERNATIONAL HOLDING LIMITED

AT
$2.00 PER CLASS A ORDINARY SHARE

AND

$20.00 PER AMERICAN DEPOSITARY SHARE

BY

JUMEI INVESTMENT HOLDING LIMITED
A WHOLLY OWNED SUBSIDIARY OF
SUPER ROI GLOBAL HOLDING LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON APRIL 1, 2020, UNLESS THE OFFER IS EXTENDED.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements, as set forth below, the Offer to Purchase, dated February 26, 2020 (together with any amendments or supplements thereto, including this Amendment No. 1, the “Offer to Purchase”), relating to the Offer (as defined herein) made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2020 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement” and “Plan of Merger”), by and among Jumei International Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Jumei” or the “Company”), Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”) and Jumei Investment Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Purchaser”). Purchaser offered to purchase all of Class A Ordinary Shares of the Company, par value $0.00025 per share (the “Class A Ordinary Shares”) including all Class A Ordinary Shares represented by American depositary shares (the “ADSs,” each representing ten Class A Ordinary Shares), not owned by Parent or Purchaser, for $2.00 in cash per Class A Ordinary Share, or $20.00 in cash per ADS, without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes (ADS Depositary has confirmed that it will not assess $0.02 per ADS depositary service fee) upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.” All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase.

This Amendment No. 1 should be read together with the Offer to Purchase and the Letters of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letters of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 1, and the Letters of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

If you desire to tender your Class A Ordinary Shares and/or ADSs pursuant to the Offer and you are required to deliver a Share Letter of Transmittal or an ADS Letter of Transmittal as described in the Offer to Purchase under “The Offer—3. Procedures for Accepting the Offer and Tendering Shares,” you must still use the Share Letter of Transmittal or ADS Letter of Transmittal previously mailed to you. If you have already properly tendered your Class A Ordinary Shares and/or ADSs pursuant to the Offer, you need not to take further action. Tenders of Class A Ordinary Shares or ADSs (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.

March 20, 2020

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The Offer to Purchase is hereby amended and supplemented as follows:

All references to the expiration time of the Offer at “12:00 midnight, New York City time, at the end of the day on March 25, 2020” are hereby amended by deleting such words in their entirety and replacing them with “12:00 midnight, New York City time, at the end of the day on April 1, 2020 (as extended from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on March 25, 2020).”

All references to the Offer Price and related fees of “without interest and less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes” or such similar words are hereby amended by deleting such words in their entirety and replacing them with “without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes (ADS Depositary has confirmed that it will not assess $0.02 per ADS depositary service fee).”

All references to the funding source of the Offeror Group of “the aggregate proceeds of the debt financing, cash on hand of Purchaser, Parent, Jumei and its subsidiaries, available lines of credit and other sources of immediately available funds available to Purchaser and Parent” or such similar words other than the summary of the terms of the Merger Agreement under “Special Factors—7. Summary of the Merger Agreement,” are hereby amended by deleting such words in their entirety and replacing them with “the aggregate proceeds of debt financings and cash and cash equivalents on hand of Purchaser, Parent, Jumei and its subsidiaries.”

The third paragraph under “Special Factors—2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger” is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

Parent believes that there would be a number of benefits to Jumei that would follow from Jumei being a privately-held company owned 100% by Parent. These benefits include the following:

•	by ceasing to be a public company, Jumei will benefit from the elimination of the additional burdens on its management, as well as the expenses, associated with being a public company, including the burdens of preparing periodic reports under federal securities laws and the costs of maintaining investor relations staff and resources and complying with the Sarbanes-Oxley Act of 2002, which costs and expenses Parent estimates to be, on an annualized and recurring basis, an aggregate amount of approximately US$2.5 million, enabling management to devote more of their time and energy and more resources of Jumei to core business operations; and

•	as a privately-held company, Jumei will have greater flexibility to focus on long-term business goals, including pursuing strategic transactions and acquisitions, without the constraint of the public market’s emphasis on quarterly earnings, which flexibility is particularly important to Jumei today than in the past given Parent’s belief that the operating environment has changed significantly since Jumei’s initial public offering, and many new and evolving challenges that Jumei faces in the marketplace, including, among other things, (i) increased competition Jumei faces in the relevant market it operates in; (ii) significant capital expenditures as well as continuous and substantial investments required to be made by Jumei in its E-Commerce business and Jiedian power bank sharing business; (iii) the recent operation difficulties faced by Jumei in the E-Commerce segment and the difficulty for Jumei to secure third party financing for such business; (iv) pressure placed by the recent economic slowdown in China and expected sustained macroeconomic challenges expected on Jumei’s revenue growth and other key financial and operating metrics; and the (v) current coronavirus (COVID-19) pandemic outbreak and its potential negative impact on the operation of Jumei and its business partners.

A new paragraph is added following the third paragraph under “Special Factors—2. Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger” as following:

Mr. Chen, Parent and Purchaser also chose to pursue this transaction now because they believed that sufficient financing with reasonable terms can be obtained.

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The second paragraph under “Special Factors—4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

The Offeror Group believes that the Offer Price to be received by Jumei’s Unaffiliated Security Holders is fair to such Unaffiliated Security Holders. The Offeror Group bases its belief on, among other things, the following factors, each of which, in its judgment, supports its views as to the fairness of the Offer and the Merger:

•	The Offer Price represents a premium of 14.7% over the closing price of the ADSs on January 10, 2020, the last trading day before Jumei publicly announced its receipt of the Proposal, a premium of 29.3% over the closing price of the ADSs on February 24, 2020, the last trading day before execution and the announcement of the Merger Agreement, and a premium of 5.4% over the average closing price of Jumei’s ADSs during the 30 trading days prior to Jumei’s announcement of its receipt of the going-private proposal (as adjusted to reflect the 10-to-1 ADS ratio change on January 9, 2020).

•	The Offer will provide Unaffiliated Security Holders with liquidity at a reasonable premium, without the brokerage and other costs typically associated with market sales.

•	The Offer Price will be paid in cash. Therefore, holders of Class A Ordinary Shares/ADSs will receive an immediate and certain value in the Offer or the Merger.

•	The continued decrease in Jumei’s net revenues and gross profit in the past five years, the continuous and substantial investments in Jumei’s E-Commerce business and Jiedian power bank sharing business, and the recent operation difficulties faced by Jumei in the E-Commerce segment and the difficulty for Jumei to secure third party financing for such business;

•	The recommendations to Jumei’s Unaffiliated Security Holders by, and the findings of, the Special Committee and the Jumei Board with respect to the fairness of the Offer and the Merger, as described in the Schedule 14D-9 filed by Jumei with the SEC under “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger.”

•	The belief that the going concern value of Jumei as a public company could be less than the Offer Price of $20.00 per ADS due to the negative impact of the following factors on Jumei: general market and economic conditions in China, required financial flexibility, conditions in the relevant industries, a rapidly changing competitive environment with new entrants in the market, the current coronavirus (COVID-19) pandemic outbreak and its potential negative impact on the operation of Jumei and its business partners and Jumei’s capability in staying in compliance with applicable laws, regulations and NYSE rules.

•	Following the successful completion of the Offer and the Merger, the Unaffiliated Security Holders will not face the risk of any decline in the value of Jumei.

The first, third, sixth, eighth and last bullet points under third paragraph under “Special Factors—4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” are hereby amended by deleting such bullet points in their entirety and replacing them with the following:

In addition, we believe that the Offer is procedurally fair to the Unaffiliated Security Holders, based on the following factors:

•	The factors considered by, and the findings of, the Special Committee, consisting solely of independent and disinterested directors, and the Jumei Board, consisting of Mr. Chen and four independent and disinterested directors, with respect to the procedural fairness of the Offer and the Merger to the Unaffiliated Security Holders as described in the Schedule 14D-9 filed by Jumei with the SEC under “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger.”

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•	The Jumei Board, consisting of Mr. Chen and four independent and disinterested directors, based upon the unanimous recommendation of the Special Committee, has recommended to the Unaffiliated Security Holders that they tender their Class A Ordinary Shares and/or ADSs pursuant to the Offer.

•	The Special Committee retained its own legal counsel and financial advisor that are independent from the Offeror Group or the Company to assist the Special Committee in connection with the review and consideration of the Offer and the Merger, and such legal counsel and financial advisor acted solely on behalf of Unaffiliated Security Holders for the purposes of negotiating the terms of the Offer and the Merger and preparing the opinion concerning the fairness of the Transaction.

•	The fact that the Special Committee received an opinion from its financial advisor, dated February 25, 2020, as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price of $2.00 per Class A Ordinary Share and $20.00 per ADS to be received in the Offer and the Merger taken together, by the Unaffiliated Security Holders. See “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger—Opinion of the Special Committee’s Financial Advisor.” in and Annex A to the Schedule 14D-9 filed by Jumei with the SEC. The Offeror Group refers to such opinion for the sole purpose of elaborating its belief of the procedural fairness of the Offer and the Merger, and did not adopt such opinion or any financial analysis of the Special Committee’s financial advisor as its own in reaching its determination as to the fairness of the Offer and the Merger, because the Offeror Group did not engage such financial advisor, evaluate its credentials or investigate or evaluate the basis, process and quality of such financial advisor’s financial analysis and opinion, and as a result the Offeror Group believes it is not in a position to formally adopt such financial analyses and opinion.

•	If the Offer is completed, we will consummate the Merger in which all remaining Unaffiliated Security Holders will receive the same price per Share as was paid in the Offer, without interest, and less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes.

Two new paragraphs are added following third paragraph under “Special Factors—4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” as following:

As Purchaser will hold more than 90% of the total voting power in Jumei when the Offer is completed, the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Companies Law, which does not require approval of the shareholders of the parties to the Merger. The Offeror Group noted that, as a result, the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are not subject to approval by a majority of the Unaffiliated Security Holders. Nevertheless, the Offeror Group believes the Merger is procedurally fair to the Unaffiliated Security Holders because (i) the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, and no shareholders’ voting is required at all under the Companies Law for a “short-form” merger like this Merger, and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the Transactions, including without limitation (a) the Jumei Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsels and independent financial advisors, and (c) the right of Jumei to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time of the Merger.

The Offeror Group also considered the fact that the termination fee payable by Jumei to the Offeror Group if the Merger Agreement is terminated by Jumei because of a Superior Proposal or an Intervening Event (both as defined under the Merger Agreement) is $2.5 million, or approximately 2.0% of Jumei’s total equity value implied by the Per Share Merger Consideration or the Per ADS Merger Consideration, while the termination fee payable by the Offeror Group to Jumei if the Merger Agreement is terminated under certain circumstances is $5 million, representing approximately 3.9% of Jumei’s total equity value, implied by the Per Share Merger Consideration or the Per ADS Merger Consideration, which is twice the amount of the termination fee payable by Jumei to the Offer Group if the Merger Agreement is terminated under certain circumstances. Given the relevant facts, the Offeror Group believes the termination fee arrangement is fair to Jumei, and therefore indirectly to the Unaffiliated Security Holders.

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The sixth paragraph under “Special Factors—4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

The Offeror Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to the Unaffiliated Security Holders in relation to the going-concern value of Jumei’s Jiedian power bank sharing business, as well as the liquidation value of certain other businesses of Jumei. The Offeror Group considered it was appropriate to use the liquidation value of the E-Commerce business of Jumei because of the recent operation difficulties faced by Jumei in the E-Commerce segment and the continuous need for cash to operate such businesses by Jumei. Given the capital intensiveness to continue operating such businesses and the difficulty for Jumei to secure third party financing for such businesses, the Offeror Group believes the liquidation value better reflects the fair value of such businesses and Jumei’s assets related thereto for the Unaffiliated Security Holders. The Offeror Group currently has no plan to liquidate any business of Jumei in the near future but expressly reserves the right to make any changes that are necessary, appropriate or feasible to capitalize on and optimize the shareholders’ value of Jumei. The Offeror Group does not consider Jumei’s net book value to be a relevant factor in determining the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Offeror Group believes that net book value, which is an accounting concept based on historical costs of assets adjusted by such non-cash costs as depreciation and amortization, does not provide any meaningful indication of Jumei’s current value, and does not provide any useful reference point for determining such fairness.

The first and fourth paragraphs under “The Offer—9. Source and Amount of Funds” are hereby amended by deleting those paragraphs in their entirety and replacing them with the following:

The Offer is conditioned upon that Purchaser and Parent shall have sufficient fund, after taking into consideration the aggregate proceeds of the debt financings and cash and cash equivalents on hand of Purchaser, Parent, Jumei and its subsidiaries, to pay (x) the aggregate Offer Price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser or Parent are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $129 million. Purchaser anticipates funding these payments with a combination of the Debt Financing and certain cash and cash equivalents on hand of Offeror Group and Jumei and its subsidiaries. Funding of the Debt Financing is subject to the satisfaction of the conditions set forth in the Debt Commitment Letter under which the Debt Financing will be provided. Under the Merger Agreement, Parent and Purchaser are permitted to amend, modify or supplement or replace any portion of the financing commitment provided in the debt commitment letters with new financing commitments, so long as those actions would not reasonably be expected to materially prevent, delay or impede Parent and Purchaser’s ability to consummate the Offer and the Merger or be materially adverse to the interests of Jumei prior to the consummation of the Merger.

The last paragraph under “The Offer—9. Source and Amount of Funds” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

The Offeror Group intends to fund the Offer and the Merger partially using cash and cash equivalents held on hand by Jumei and its subsidiaries in an aggregate amount of approximately $110 million. Certain cash equivalents held by Jumei and its subsidiaries are in the form of marketable securities, which Jumei intends to liquidate prior to the Acceptance Time. Jumei and its subsidiaries also hold approximately $49 million cash in RMB in bank accounts in China. Subject to the satisfaction of certain Offer Conditions, Jumei agrees to exchange its cash in RMB into U.S. dollars using the foreign exchange quota available to it and through other means permitted under applicable law. Based on its experience in exchanging cash in RMB into U.S. dollars in the past through similar means and due inquiry with the commercial bank which will provide Jumei with assistance in such foreign exchange process, the Offeror Group anticipates all such $49 million cash in RMB could be readily available for use in connection with this Offer after Jumei initiates the foreign exchange process. However, the foreign exchange control rules in China are evolving and their interpretation and enforcement involve uncertainties, and therefore Jumei may face difficulties in exchanging a portion, or even all, of such $49 million cash into U.S. dollars. To the extent that any portion of such $49 million cash cannot be exchanged into US dollars, the Offeror Group plans to seek supplemental financing and make relevant disclosure.

5

Three paragraphs are added following the last paragraph under “The Offer—11. Conditions to the Offer” as following:

Purchaser and Parent, after due consideration of the recent outbreak of coronavirus (COVID-19) and its impacts on Jumei, determined that such outbreak or its impacts may be deemed by Purchaser and Parent as a Material Adverse Effect, but the reliance of such Material Adverse Effect as a failure of the Offer Condition is hereby completely and irrevocably waived.

The Financing Condition shall be deemed fulfilled by Purchaser and Parent if and when (i) all $110 million cash of Jumei and its subsidiaries are fully transferred to the bank account(s) opened by Jumei or its subsidiaries outside China and are readily available for use in connection with this Offer, or (ii) the Offeror Group obtains supplemental financing that, taking into consideration the cash held by the Offeror Group, Jumei and its subsidiaries that are readily available for use in connection with this Offer, is sufficient to pay (x) the aggregate Offer Price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser or Parent are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer.

Purchaser and Parent further acknowledge that they will disclose any future waiver of any Offer Condition that would constitute a material change to the Offer.

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